Exhibit 4.23

Medifocus Inc.

130 King Street West, Suite 1800 Toronto, Ontario

M5X 1E3

January 5, 2014

STRICTLY PERSONAL AND CONFIDENTIAL

Mr. Ernie Eves

18805 Centreville Creek Road

Caledon, ON L7K 2M2

Dear Ernie:

RE:	Resignation from Medifocus Inc.

Per our recent discussions, you advised Medifocus Inc. {the Company) that you were considering voluntarily agreeing to remove your name from consideration as a candidate for re-election as director of the Company at the Company’s next Annual Meeting of Shareholders to be held on January 6, 2014 at 10:00 a.m {the Meeting). This letter is to confirm the terms and conditions upon which you agree to voluntarily remove your name from consideration as a candidate for re-election at the Meeting {the Separation Agreement):

1.	You agree, effective immediately, to remove your name as candidate for re-election as a director of the Company at the Meeting.

2.	You will be paid in full any present and accrued director fees earned, but unpaid, up to and including January 6, 2014, which you acknowledge and agree with the Company to be $19,775 in the aggregate.

3.	The stock options to purchase 150,000 common shares in the Company at $0.19 per common share held by Onawa Investments Inc., which, in accordance with the terms of the Company’s Stock Option Plan, would otherwise expire 90 days after the date that you cease to be a director of the Company, shall, subject to regulatory approval (including for greater certainty TSX Venture Exchange approval), be extended until, and, unless exercised, terminate on, January 6, 2016. All other terms of your stock options shall remain unamended.

4.	You shall not be entitled to any other compensation with respect to your directorship and shall not be entitled to any other termination or severance pay.

5.	In order to receive the amounts set out in the above paragraphs, you will be required to execute a copy of this letter, as well as the enclosed Full and Final Release, which will, among other things, signify your acceptance of these arrangements.

6.	You will provide to the Company any necessary documentation requested by the Company and take all necessary action so that the parties hereto may fulfill their respective obligations hereunder.

7.	It is agreed that this letter shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.

8.	It is agreed that if any provision this letter or the application thereof to anyone, or under any circumstances, is adjudicated to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision or application of this letter which can be given effect without the invalid or unenforceable provision or application.

9.	This letter and the enclosed Full and Final Release constitute the entire agreement between the parties with respect to the voluntary removal of your name from consideration as a candidate for re-election at the Meeting and the associated rights and obligations.

This Separation Agreement must be treated as strictly confidential. You must not disclose the terms and conditions to any other person, except your legal and financial advisers, or as may be required by law. You shall not disparage the Company, its directors, officers, employees and advisors in any manner.

The Separation Agreement is open for your acceptance until January 6, 2014 at 9:59 a.m. If you do not respond by such time this offer will become null and void.

Ernie, please take some time to review this offer and seek the advice you may require. If you have any questions with regard to this letter, or any other matter in relation to your directorship with the Company, please feel free to contact me.

Sincerely.

/S/ Augustine Y. Cheung
Dr. Augustine Y. Cheung, President and CEO
Medifocus Inc.

Enclosures

ACKNOWLEDGEMENT AND ACCEPTANCE

I, Ernie Eves, acknowledge I have read and understand the terms and conditions as set out in this letter.

I further acknowledge that I have had an opportunity to seek independent advice with respect to this matter. The foregoing terms and provisions are hereby acknowledged accepted and agreed to 5th day of January, 2014.

Kaitlin Gillen /S/ Kaitlin Gillen	/S/ Ernie Eves
Witness Name and Signature	ERNIE EVES

MUTUAL FULL AND FINAL RELEASE

IN CONSIDERATION of the terms set out in the letter (the Letter) from MEDIFOCUS INC. (the Company) to ERNIE EVES (the Director and together with the Company, the Parties) dated January 5, 2014 and such other good and valuable consideration, the sufficiency and adequacy of which is herein acknowledged, the Director, hereinafter called the Releasor, which term includes the Director’s heirs, executors, administrators, legal personal representatives and assigns, hereby remises, releases and forever discharges the Company, its officers, directors, employees, servants, agents, advisors, shareholders, representatives, affiliates and subsidiaries and each of their respective present and former predecessors, successors, assigns, officers, directors, employees, servants, agents, advisors, shareholders, representatives, affiliates, subsidiaries and their respective heirs, administrators, executors, personal representatives and assigns, as the case may, and all related or affiliated companies, hereinafter jointly and severally referred to as the Releasee, from any and all actions, causes of action, claims, loss, covenant and demands of any kind whatsoever, including any claim which the Director, or its heirs, administrators, executors, personal representatives and assigns, or any of them, may have (now or in the future) or may have had, whether known now or in the future, whether arising at common law, by statute, tort, contract or otherwise, by reason of or in any way arising out of or relating to the Director’s position as a director of the Releasee or the cessation thereof save and except for, and without prejudice to, any claim or right which the Releasor may have pursuant to the Letter. This Full and Final Release specifically includes a release of any claims before any court, administrative tribunal or board under any statute or otherwise whatsoever.

AND ALSO IN CONSIDERATION of the terms set out in the Letter, and such other good and valuable consideration, the sufficiency and adequacy of which is herein acknowledged, the Company hereby releases and forever discharges the Director from any and all actions, causes of action, contracts and covenants, whether expressed or implied, claims and demands for damages, indemnity, entitlements, costs, interest, loss or injury of any nature in kind whatsoever arising to the date hereof, which may have had, may now have or may have hereafter in respect of any action, or an action committed by the Director during the course of his tenure as a director of the Company.

AND THE PARTIES HERETO, agree that they will not disclose the terms of this Full and Final Release, or any part hereof, to anyone except to the extent necessary to review its terms with their financial and legal advisors, and as required by law.

AND EACH PARTY HERETO, HEREBY DECLARES that it fully understands the nature and terms of this Full and Final Release and that it accepts the said terms and consideration for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

AND THE RELEASOR, HEREBY CONFIRMS that it has read the entry of this Full and Final Release and been afforded an opportunity to obtain independent legal advice to review the contents of the Letter and this Full and Final Release and confirms that it is executing them voluntarily and without duress.

AND EACH PARTY HERETO, HEREBY CONFIRMS that it has not assigned, and agrees that it shall not assign to any other person or entity, any of the actions, causes of action, claims, losses, covenants and demands and other claims relating to any matter covered by this Full and Final Release.

IN WITNESS WHEREOF, the Parties hereto, have executed this Full and Final Release on the 5th day of January, 2014.

Kaitlin Gillen	}

Witness Name and Signature		ERNIE EVES

Name and Title		MEDIFOCUS INC.